Aberdeen Funds

Aberdeen Fund Distributors, LLC

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

December 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aberdeen Funds

Securities Act File No. 333-199627

Pre-Effective Amendment No. 1

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Aberdeen Funds (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-199627) (the “Amendment”) so that the Amendment is declared effective on Wednesday, December 10, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Elliot Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aberdeen Funds

By:	/s/ Megan Kennedy
Name: Megan Kennedy
Title: Vice President and Secretary

Aberdeen Fund Distributors, LLC

By:	/s/ Raoul Clark
Name: Raoul Clark
Title: Deputy CCO - B/D